Mail Stop 4561

November 19, 2007

Steven E. Friedman, Esq.
General Counsel for RiskMetrics Group, Inc.
One Chase Manhattan Plaza, 44th Floor
New York, NY 10005

> **Re: RiskMetrics Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed November 2, 2007**
> **File No. 333-146167**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise so that the summary section appears prior to the information on pages ii and iii.

About this Prospectus, page ii

2. Please define CFRA.

3. We note your response to comment 4 that options to employees will be issued immediately prior to the consummation of the proposed offering. However, on page 103 you state that upon completion of the IPO you intend to grant an option to acquire 500 shares of common stock at the IPO price. Please revise or advise.

Industry and Market Data, page iii

4. We note your response to comment 5 of our letter dated October 18, 2007. In the second paragraph, however, you continue to place responsibility on potential investors for relying on information obtained from the Gartner Reports. Please clarify that this does not apply to information obtained from these reports that is contained in the registration statement.

Our Competitive Strengths, page 2

5. We note your disclosure that your risk management and corporate governance and financial research and analysis products and services is characterized by a limited number of external third party competitors. To the extent that one or a small number of competitors is dominant in the industry, please identify your external third party competitors.

Our Growth Strategy, page 4

6. In this section, you indicate that you intend to "penetrate more purchasing points." Please explain what you mean by "purchasing points."

Risk Factors, page 14

7. We note your response to comment 12 of our letter dated October 18, 2007. You submitted a letter dated September 19, 2007 from FINRA to the underwriters. Please submit the response to these comments and any further correspondence related to the matter noted in comment 12.

Industry Overview, page 74

8. Please indicate whether any of the information obtained from the referenced sources is copyrighted. If so, please state that you have obtained permission from the copyright owner to use this information.

Management, page 96

Director Compensation, page 100

9. In this section, you indicate that non-employee directors will receive a mix of cash and equity in the amount of $40,000. Please disclose what percentage of this

amount will be cash and what percentage of this amount will be equity.

Compensation Discussion and Analysis, page 101

2006 Corporate Objectives, page 102

10. We note your response to comment 33 of our letter dated October 18, 2007. In your revised registration statement, on page 103, you state: "Our corporate objectives change from year to year based upon the development and needs of our business. The objectives are set with management and our board of directors at the beginning of every year. The 2006 objectives are not the same as the 2007 objectives and may or may not be representative of the corporate objectives going forward." As these objectives are not the same, please provide quantitative or qualitative disclosure of objectives for each executive in 2007. To the extent you believe disclosure of these targets is not required because it would result in competitive harm, please provide us with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. To the extent that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals.

    Additionally, for each year, please explain how these objectives resulted or will result in each dollar amount.

11. Please explain how you determined the amount provided or to be provided under the stock option plans.

Summary Compensation Table for the year ended December 31, 2006, page 104

12. Please explain why the amounts provided in the column for option awards differ from the amounts denoted in the Grants of Plan-Based Awards Table on page 104 and the Supplemental Compensation Disclosure Table on page 106.

Underwriting, page 120

13. We note your response to comment 39 of our letter dated October 18, 2007. In your response, you indicated that you deleted the referenced language as you do not intend to engage in a directed share program. However, this information is still present on page 122. Therefore, please revise to comply with comment 39 or to delete this information in accordance with your response.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date. You may contact Eric McPhee at (202)551-3693 or Dan Gordon, Accounting Branch Chief, at (202)551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie D. Gorman at (202)551-3585 or me at (202)551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief

cc: Richard H. Gilden, Esq. (via fax)